Exhibit 99.1

Gauzy Ltd. Announces Third Quarter and Nine Months 2024 Results

Delivers Third Quarter Revenue Growth of 24.6% Driven by Broad-Based Strength Across Segments

Announces Ground-Breaking Customer Wins Across All Divisions with Major OEMs

Accelerating Demand, Driving Record Backlog Levels

Narrows Adjusted Net Loss for the Quarter, Continuing Path to Improved Profitability

Reiterates Fourth Quarter 2024 Guidance Range

TEL AVIV, ISRAEL and New York, NY, November 12, 2024 -- Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader of vision and light control technologies, today announced financial results for the third quarter and nine months ended September 30, 2024.

Third Quarter 2024 Highlights (Compared to Third Quarter 2023)

●	Revenues of $23.3 million increased 24.6% compared to $18.7 million

●	Gross margin of 23.9% declined 290 basis points compared to 26.8%

●	Net loss of $5.5 million compared to a net loss of $21.3 million

●	Non-GAAP Adjusted net loss of $7.8 million compared to an adjusted net loss of $9.8 million

●	Total available liquidity of $44.4 million, including cash of $9.4 million and $35.0 million undrawn credit facility at quarter end

Nine Months 2024 Highlights (Compared to Third Quarter 2023)

●	Revenues of $72.4 million increased 29.2% compared to $56.0 million

●	Gross margin of 25.4% increased 100 basis points compared to 24.4%

●	Net loss of $41.8 million compared to a net loss of $58.6 million

●	Non-GAAP Adjusted net loss of $25.6 million compared to an adjusted net loss of $25.6 million

“Our third quarter revenue was in line with our pre-announced expectations, with strong 24.6% growth reflecting our premier position as a global leader in vision and light control technologies,” commented Eyal Peso, Gauzy Co-Founder and Chief Executive Officer. “Our comprehensive capabilities, spanning from cutting-edge R&D through large-scale manufacturing, continue to drive strong demand across all our segments. We’re seeing particularly robust traction in our core markets, from advanced aircraft shading systems to sophisticated transportation safety solutions and energy-efficient architectural applications.”

“To meet this growing demand, we’ve taken decisive action by adding a second shift at our French production facility,” Mr. Peso continued. “This doubling of shifts represents a strategic advance in our ability to accelerate shipments through the dedicated efforts of our stable and resilient workforce and better position our business for improved profitability. Prior labor constraints and typical third quarter seasonality in Europe resulted in approximately $4 million of deliveries that we anticipate moving into the fourth quarter and early 2025. I’m pleased to say that we have already begun fulfilling such backlog of orders. Accelerating momentum for our innovative solutions continues to build, as reflected in our fourth quarter guidance for a step up in revenue into year-end.”

Mr. Peso concluded, “With Ferrari, one of the most iconic OEMs, with Yutong, the world’s largest bus manufacturer, and Ford on trucks, Gauzy serves some of the biggest and best names in the automotive industry with long-term supply agreements. They see the extraordinary value proposition that integrating our technology into their platforms represents, and their support underpins our strong growth trajectory. We are confident that investors will increasingly appreciate the intrinsic value of Gauzy, the same way that these customers and many others have entrusted us with an important part of their future growth.”

Top Q3 2024 Business Milestones and Accomplishments

●	Yutong, the world’s largest bus OEM, increased third quarter orders by 250% year-over-year, positioning Gauzy to extend its global share of buses using its Smart-Vision ADAS

●	Signed our largest-to-date Automotive serial production deal to deliver our LCG® Smart Glass into an average of 50,000 cars per year for nine years with a major European OEM

●	Gauzy selected by Ferrari to supply its SPD smart glass technology to support the serial production of its first ever 4-seater offering for eight years

●	A major international airline contracts Gauzy for cabin shading with LCG® Smart Glass on Boeing 737 MAX fleet

●	Selected by one of the largest cruise ship manufacturers to supply new terminal in Miami, Florida with over 11,000 sqft of LCG® Smart Glass Transparent Display Façade

Third Quarter 2024 Results

Revenues for the third quarter of $23.3 million increased 24.6% compared to $18.7 million in the prior year quarter, primarily driven by existing and new customer accounts in the Safety Tech and Architecture divisions.

Gross profit for the third quarter of $5.6 million increased 11.5% compared to $5.0 million in the prior year quarter. Gross margin for the third quarter decreased to 23.9% compared to 26.8% in the prior year quarter, primarily due to mix of revenues from products and divisions.

Total operating expenses for the third quarter were $14.3 million, up 3.2% compared to $13.9 million in the prior year quarter, mainly due to increases in payroll and related expenses, director related expenses, professional services and transaction expenses and selling and marketing costs, offset by decreases in materials expenses, subcontractors expenses and rent and maintenance costs. Total operating expenses include research and development, sales and marketing, and general and administrative expenses.

Net loss for the third quarter of $5.5 million compared to $21.3 million in the prior year quarter, mainly due to a decrease in financial expenses.

Non-GAAP Adjusted net loss for the third quarter of $7.8 million compared to $9.8 million in the prior year quarter, with the improvement primarily attributable to the adjustment of other financial expenses, net and non-cash fair value adjustments.

Third Quarter 2024 Segment Performance

Safety-Tech Division Results

Safety-Tech revenue of $11.2 million in the third quarter increased 68.1% compared to $6.6 million in the prior year quarter on strong demand across the segment’s product lines. Gross profit of $2.1 million in the third quarter increased 39.1% compared to $1.5 million in the prior year quarter. Gross margin of 19.0% in the third quarter compared to 23.0% in the prior year period, primarily attributable to product mix.

Aeronautics Division Results

Aeronautics revenue of $7.8 million in the third quarter decreased 7.6% as compared to $8.4 million in the prior year quarter. Gross profit of $2.6 million in the third quarter decreased 15.2% as compared to $3.1 million in the prior year quarter. Gross margin of 34.0% in the third quarter compared to 36.9% in the prior year period. The decrease in revenue, gross profit and gross margin reflects the shift in expected deliveries from the third quarter to coming quarters.

Architecture Division Results

Architecture revenue of $3.8 million in the third quarter increased 21.0% compared to $3.2 million in the prior year quarter, growing worldwide demand. Gross profit of $1.2 million in the third quarter increased 37.2% compared to $0.9 million in the prior year quarter. Gross margin of 31.4% in the third quarter compared to 27.6% in the prior year period, driven primarily by higher revenues, favorable product mix and operating efficiencies.

Automotive Division Results

Automotive revenue of $0.5 million in the third quarter increased 12.5% compared to $0.4 million in the prior year quarter. Gross loss of $0.1 million in the third quarter compared to a gross loss of $0.1 million in the prior year quarter.

Balance Sheet, Liquidity and Cash Flow

As of September 30, 2024, the Company had total liquidity of $44.4 million, including $9.4 million of cash and cash equivalents and $35.0 million of available capacity under its undrawn credit line. In June the Company completed its initial public offering, raising approximately $75 million prior to deducting underwriting discounts and other offering expenses, a portion of which was used to pay down debt. At quarter end total debt was $36.9 million, including $9.3 million of short-term receivable financings.

As of September 30, 2024 the Company had basic and diluted shares outstanding of 18,693,362 ordinary shares.

Guidance

The Company is reiterating its expectations for revenue in the fourth quarter 2024 to be in a range of $28 million to $34 million.

Conference Call and Webcast:

Gauzy will host a conference call and webcast to discuss its results for the third quarter and nine months ended September 30, 2024 and other information related to its business at 8:30 a.m. Eastern Daylight Time on Tuesday, November 12, 2024. The webcast of the conference call can be accessed on the “Investors” section of Gauzy’s website at www.investors.gauzy.com. For those unable to access the website, the conference call will be accessible domestically and internationally, by dialing (800) 717-1738 or (646) 307-1865, respectively. Upon dialing in, please request to be connected to the Gauzy earnings conference call. To access the replay of the call, dial (844) 512-2921 (Domestic) or (412) 317-6671 (International) and enter the passcode 1121939.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and Dubai. Gauzy serves leading brands in over 30 countries through direct fulfillment and a certified and trained distribution channel.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. In particular, forward-looking statements in this press release include its anticipated revenues for the quarter ended December 31, 2024, as well as its expectations regarding the timing of the delivery of its shipments and the expanded backlog. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-278675), dated June 5, 2024 and filed with the SEC. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

NON-GAAP Disclosure

In addition to Gauzy’s financial results reported in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), this press release and the accompanying tables and related presentation materials may contain one or more of the following Non-GAAP financial measures: Adjusted Net Loss, EBITDA, Adjusted EBITDA, Net Loss Margin and Adjusted EBITDA Margin. Gauzy believes that these measures provide useful information about its operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key measures used by management in its financial and operational decision making. Non-GAAP financial measures have limitations as analytical tools and may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. In addition, these non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. The presentation of this financial information is not intended to be considered as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these Non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures and not rely on any single financial measure to evaluate our business.

Adjusted Net Loss. The Company defines Adjusted Net Loss as Net Loss, adjusting for certain financial expenses, the amortization of intangible assets, certain acquisition and debt raising related costs, non-cash fair value adjustments and expenses related to equity-based compensation and doubtful debts.

EBITDA. The Company defines EBITDA as Net Loss, excluding net financial expense, tax expense and depreciation and amortization.

Adjusted EBITDA. The Company defines Adjusted EBITDA as EBITDA (as defined above) excluding acquisition-related costs, one-time expenses and equity-based compensation expenses.

Net Loss Margin. The Company defines Net Loss Margin as Net Loss divided by revenue.

Adjusted EBITDA Margin. The Company defines Adjusted EBITDA Margin as Adjusted EBITDA (as defined above) for the period divided by revenue for the same period.

For more information on the Non-GAAP financial measures, please see the reconciliation tables provided in this press release. The accompanying reconciliation tables have more details on the U.S. GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliations between these financial measures.

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(unaudited)

(U.S. dollars in thousands, except share data)

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023

REVENUES	$23,258	$18,663	$72,396	$56,030
Cost of revenues (exclusive of depreciation and amortization)	17,064	12,904	52,394	40,579
Depreciation and amortization	626	766	1,627	1,774
TOTAL COST OF REVENUES	17,690	13,670	54,021	42,353
GROSS PROFIT	5,568	4,993	18,375	13,677
Research and development expenses (exclusive of depreciation and amortization reflected below)	4,618	4,379	13,130	11,660
General and administrative expenses (exclusive of depreciation and amortization reflected below)	4,827	4,087	16,227	10,423
Sales and marketing expenses (exclusive of depreciation and amortization reflected below)	3,825	3,938	12,268	10,680
Depreciation and amortization	1,038	924	3,080	2,680
Other expenses (change in fair value of contingent consideration)	15	547	(23)	1,500
TOTAL OPERATING EXPENSES	14,323	13,875	44,682	36,943
OPERATING LOSS	(8,755)	(8,882)	(26,307)	(23,266)
OTHER INCOME	22	3	152	7
INTEREST EXPENSES	(1,240)	(4,088)	(8,899)	(9,024)
OTHER FINANCIAL INCOME (EXPENSES)	4,424	(8,322)	(6,745)	(26,272)
FINANCIAL EXPENSES, net (including amount reclassified from OCI reserve)	3,184	(12,410)	(15,644)	(35,296)
LOSS BEFORE INCOME TAX	(5,549)	(21,289)	(41,799)	(58,555)
INCOME TAX EXPENSES (INCOME)	(52)	(20)	32	35
LOSS FOR THE PERIOD	$(5,497)	$(21,269)	$(41,831)	$(58,590)
OTHER COMPREHENSIVE LOSS, net of tax
NET ACTUARIAL GAIN (LOSS)	(108)	35	100	227
FOREIGN CURRENCY TRANSLATION GAIN (LOSS)	373	(901)	(615)	(94)
RECLASSIFICATION OF FAIR VALUE GAIN ON CHANGES OF OWN CREDIT RISK	-	-	4,317	-
FAIR VALUE GAIN (LOSS) ON CHANGES OF OWN CREDIT RISK	(810)	29	(6,204)	117
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	$(545)	$(837)	$(2,402)	$250
NET COMPREHENSIVE LOSS	$(6,042)	$(22,106)	$(44,233)	$(58,340)
LOSS PER SHARE BASIC AND DILUTED	$(0.29)	$(1.69)	$(3.81)	$(14.47)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	18,685,841	5,263,600	10,972,169	4,050,359

GAUZY LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

(U.S. dollars in thousands, except share data)

	September 30,	December 31,
	2024	2023
Assets
CURRENT ASSETS:
Cash and cash equivalents	$9,364	$4,575
Restricted cash	87	130
Trade receivables, net of allowance for credit losses of $1,302 and $904 as of September 30, 2024 and December 31, 2023, respectively	20,191	19,671
Institutions	9,491	6,926
Inventories	16,095	13,174
Other current assets	4,013	2,045
TOTAL CURRENT ASSETS	59,241	46,521
NON-CURRENT ASSETS:
Restricted long term bank deposit	136	127
Restricted investment in marketable securities	4,108	1,932
Operating lease right of use assets	11,019	12,377
Property and equipment, net	25,806	20,530
Other non-current assets	1,037	1,000
Intangible assets:
Customer relationships	13,264	13,917
Technology	4,339	5,698
Goodwill	21,807	21,550
Other intangible asset	3,810	4,292
TOTAL NON-CURRENT ASSETS	85,326	81,423
TOTAL ASSETS	$144,567	$127,944
CURRENT LIABILITIES:
Short-term borrowing and current maturities of bank loans	$4,305	$4,146
Short-term loan relating to factoring arrangements	9,296	10,032
Trade payables	14,270	13,989
Employee related obligations	9,974	8,745
Accrued expenses	5,878	6,767
Deferred revenues	816	742
Current maturities of operating lease liabilities	2,056	2,494
Current maturities of finance lease liabilities	60	240
Acquisition earn-out liability	-	2,997
Current maturities of long-term debt measured under the fair value option	-	14,286
Warrants and phantom warrants to purchase ordinary shares	765	-
Other current liabilities (including $442 and $0 due to related parties as of September 30, 2024 and December 31, 2023, respectively)	3,458	448
TOTAL CURRENT LIABILITIES	50,878	64,886
LONG-TERM LIABILITIES:
Long-term debt measured under the fair value option (including $0 and $21,976 due to related parties as of September 30, 2024 and December 31, 2023, respectively)	17,701	30,841
Convertible loans (CLAs) measured under the fair value option (including $0 and $9,780 due to related parties, as of September 30, 2024 and December 31, 2023, respectively)	-	55,940
Long-term bank loan	5,576	7,850
Warrants and phantom warrants to purchase preferred shares	-	21,566
Operating lease liabilities	8,253	9,112
Finance lease liabilities	27	96
Long-term employee related obligations	1,640	1,868
Employee rights upon retirement	1,230	1,208
Other long-term liabilities	917	931
TOTAL LONG-TERM LIABILITIES	35,344	129,412
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	$86,222	$194,298
REDEEMABLE CONVERTIBLE PREFERRED SHARES:
Convertible Preferred Shares A, A-1, A-2 and A-3 (hereafter “Preferred Shares A”) (NIS 0.23 par value per share, 0 and 3,671,937 shares authorized as of September 30, 2024 and December 31, 2023, 0 and 2,192,611 issued and outstanding as of September 30, 2024 and December 31, 2023, respectively);
Convertible Preferred Shares B (NIS 0.23 par value per share, 0 and 439,091 shares authorized as of September 30, 2024 and December 31, 2023, 0 and 333,366 issued and outstanding as of September 30, 2024 and December 31, 2023, respectively);
Convertible Preferred Shares C (NIS 0.23 par value per share, 0 and 2,195,457 shares authorized as of September 30, 2024 and December 31, 2023, 0 and 590,059 issued and outstanding as of September 30, 2024 and December 31, 2023, respectively; aggregate liquidation preference of $0 and $9,039 as of September 30, 2024 and December 31, 2023, respectively)
Convertible Preferred Shares D (NIS 0.23 par value per share, 0 and 2,195,457 shares authorized as of September 30, 2024 and December 31, 2023 respectively, 0 and 1,587,881 issued and outstanding as of September 30, 2024 and December 31, 2023, respectively; aggregate liquidation preference of $0 and $64,152 as of September 30, 2024 and December 31, 2023)
TOTAL REDEEMABLE CONVERTIBLE PREFERRED SHARES	$-	$70,537
SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):
Ordinary shares (49,200,191 and 16,987,315 shares authorized as of September 30, 2024 and December 31, 2023 respectively; 18,693,362 and 5,276,184 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively)	865	320
Additional paid-in capital	274,058	35,134
Other comprehensive loss	(2,917)	(515)
Accumulated deficit	(213,661)	(171,830)
TOTAL SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)	$58,345	$(136,891)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)	$144,567	$127,944

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Nine months ended September 30
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(41,831)	$(58,590)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,707	4,454
Gain from sale and sale of property and equipment, net	(16)	-
Unrealized losses (gains) on restricted marketable securities	(2,174)	2,096
Share-based compensation	4,346	1,973
Earn-out liability revaluation	(23)	1,500
Non-cash financial expenses	11,214	29,424
Changes in operating assets and liabilities:
Trade receivables	(17)	(2,184)
Other current assets	677	(804)
Institutions	(2,325)	573
Inventories	(2,550)	(2,300)
Operating lease assets	1,697	1,280
Other non-current assets	(10)	(57)
Trade payables	(24)	3,651
Accrued expenses	(1,009)	2,675
Payment of Earn-out	(2,974)	-
Other current liabilities	674	49
Other long-term liabilities	(33)	143
Employee related obligations	764	2,887
Employee rights upon retirement	63	307
Deferred revenues	70	(914)
Operating lease liabilities	(1,605)	(1,383)
Net cash used in operating activities	(30,379)	(15,220)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property and equipment	(7,057)	(4,306)
Proceeds from sale of property and equipment	161	-
Purchase of IP	-	(4,500)
Net cash used in investing activities	(6,896)	(8,806)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering	75,000	-
Underwriters’ IPO costs	(6,750)	-
IPO other costs	(1,883)	-
Settlement of our current liability	(200)	-
Proceeds from loans and issuance of warrants	-	114
Payments in respect of bank borrowings	(2,049)	(1,817)
Proceeds from exercise of options into ordinary shares	12	1
Financial lease payments	(181)	(231)
Proceeds from (Payments to) short-term loan relating to factoring arrangements, net	(1,009)	173
Proceeds from redeemable convertible preferred shares	-	1,316
Settlement of Phantom warrants	(2,250)	-
Proceeds from issuance of convertible loans	11,750	20,646
Proceeds from long-term debt measured under the fair value option, net	29,149	-
Payments of long-term debt measured under the fair value option	(59,657)	-
Net cash provided by financing activities	41,932	20,202

GAUZY LTD.

SEGMENT REVENUE AND GROSS PROFIT

(Unaudited)

(U.S. dollars in thousands)

	For the period of three months ended September 30, 2024
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	7,808	3,841	459	11,150	23,258
Intersegment revenues	22	12	-	-	34
Gross profit (loss) (segment profit)	2,646	1,202	(73)	2,123	5,898

	For the period of three months ended September 30, 2023
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	8,448	3,175	408	6,632	18,663
Intersegment revenues	231	-	-	-	231
Gross profit (loss) (segment profit)	3,119	876	(113)	1,526	5,408

	For the period of nine months ended September 30, 2024
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	27,990	9,096	2,677	32,633	72,396
Intersegment revenues	1,783	116	-	-	1,899
Gross profit (loss) (segment profit)	11,195	2,878	(606)	5,884	19,351

	For the period of nine months ended September 30, 2023
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	23,259	9,520	1,066	22,185	56,030
Intersegment revenues	864	-	-	-	864
Gross profit (loss) (segment profit)	7,862	2,947	(229)	4,156	14,736

GAUZY LTD.

RECONCILIATION OF U.S. GAAP NET LOSS TO NON-GAAP ADJUSTED NET LOSS

(unaudited)

(U.S. dollars in thousands, except share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of USD)	2024	2023	2024	2023
Net Loss	$(5,497)	(21,269)	$(41,831)	(58,590)
Other financial (income) expenses	$(4,424)	8,322	$6,745	26,272
Purchase price accounting amortization	$847	927	$2,500	2,575
Acquisition related costs and debt raising costs	$189	395	$2,372	460
Non-cash fair value adjustments(1)	$15	547	$(23)	1,500
One-time expenses and project costs	$39	-	$(91)	116
Equity-based compensation expense	$1,023	1,149	$4,346	1,973
Doubtful debt expenses(2)	$9	102	$398	99
Adjusted Net loss	$(7,799)	(9,827)	$(25,584)	(25,595)

(1)	One-time expenses related to the Earn Out Agreement with the Sellers.

(2)	Doubtful debt expenses related to accounts receivable that we do not expect to collect; such amounts are not included in our net trade receivables.

GAUZY LTD.

Reconciliation of U.S. GAAP Net Loss to NON-GAAP Adjusted EBITDA

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of USD)	2024	2023	2024	2023
Net loss	$(5,497)	(21,269)	$(41,831)	(58,590)
Income tax expenses (income)	$(52)	(20)	$32	35
Financial (income) expenses, net	$(3,184)	12,410	$15,644	35,296
Depreciation and amortization	$1,664	1,690	$4,707	4,454
EBITDA	$(7,069)	(7,189)	$(21,448)	(18,805)
Acquisition related costs and debt raising costs	$190	395	$2,372	460
Non-cash fair value adjustments(1)	$15	547	$(23)	1,500
One-time expenses and project costs	$39	-	$(91)	116
Equity-based compensation expense	$1,022	1,149	$4,346	1,973
Doubtful debt expenses(2)	$9	102	$398	99
Adjusted EBITDA	$(5,794)	(4,996)	$(14,446)	(14,657)
Net Loss Margin	-24%	-114%	-58%	-105%
Adjusted EBITDA Margin	-25%	-27%	-20%	-26%

(1)	One-time expenses related to the Earn Out Agreement with the Sellers.

(2)	Doubtful debt expenses related to accounts receivable that we do not expect to collect; such amounts are not included in our net trade receivables.

Contacts

Media:
Brittany Kleiman Swisa
Gauzy Ltd.
press@gauzy.com

Investors:
Dan Scott, ICR Inc.
ir@gauzy.com